UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: February, 2026

Commission File Number: 001-42593

Dolly Varden Silver Corporation
(Translation of registrant's name into English)

595 Burrard Street, Suite 3123

Vancouver BC, Canada V7X 1J1
(604) 609-5137
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [    ] Form 40-F [ X ]

EXHIBIT INDEX

Exhibit	Description
99.1	Standalone Notice of Special Meeting dated February 11, 2026
99.2	Compiled Cover Letter, Notice of Special Meeting and Circular dated February 11, 2026
99.3	Form of Proxy
99.4	Voting Information Form
99.5	Letter of Transmittal and Election Form
99.6	Certificate of Abridgement (Conformed) dated February 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dolly Varden Silver Corporation

Date: February 18, 2026	By:	/s/Ann Fehr
	Name:	Ann Fehr
	Title:	Chief Financial Officer